SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2005

CIMATRON LIMITED
(Translation of Registrant’s name into English)

11 Gush Etzion Street, Givat Shmuel, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐ No ☒

FOR IMMEDIATE RELEASE

Cimatron Ltd Reports 2005 Second Quarter Results

Givat Shmuel, Israel, – August 11, 2005– Cimatron Limited (NASDAQ: CIMT), a leading provider of integrated, quoting-to-delivery CAD/CAM solutions for the tooling industry, today announced financial results for the second quarter ended June 30, 2005.

Revenues for the second quarter of 2005 were $5.03 million, compared to $6.10 million in the second quarter of 2004. Net loss for the second quarter of 2005 was $1.29 million, or $(0.17) per fully diluted share, compared to a net profit of $202 thousand, or $0.03 per fully diluted share in the second quarter of 2004.

Revenues for the first half of 2005 were $10.60 million, compared to $11.48 million in the first half of 2004. Net loss for the first half of 2005 was $2.27 million, or $(0.29) per fully diluted share, compared to a net profit of $212 thousands, or $0.03 per fully diluted share in the first half of 2004.

Commenting on the second quarter results, Danny Haran, President and Chief Executive Officer of Cimatron, said: “The main reason for the net loss in the second quarter of 2005 is the decrease in sales, attributed mainly to the challenging environment in the Euro Zone economy. We are taking measures to adjust our expense level to current market conditions. At the same time, we will continue to enhance our sales and marketing efforts worldwide.”

About Cimatron
Cimatron is the leading provider of integrated, quoting-to-delivery CAD/CAM solutions for the tooling industry. Cimatron is committed to providing mold, tool and die makers with comprehensive, cost-effective solutions that streamline manufacturing cycles, enable collaboration with outside vendors, and ultimately shorten product delivery time. Worldwide, more than 8,500 customers, with installations in the automotive, consumer plastics, and electronics industries, employ Cimatron’s cutting-edge CAD/CAM solutions for manufacturing.

Founded in 1982, Cimatron is publicly traded on the NASDAQ exchange under the symbol CIMT. Cimatron’s subsidiaries and extensive distributor network are located in over 35 countries to serve customers worldwide with complete pre- and post-sales support.

This press release includes forward looking statements, within the meaning of the Private Securities Litigation Reform Act Of 1995, which are subject to risk and uncertainties that could cause actual results to differ materially from those anticipated. Such statements may relate to the company’s plans, objectives and expected financial and operating results. The risks and uncertainties that may affect forward looking statements include, but are not limited to: currency fluctuations, global economic and political conditions, marketing demand for Cimatron products and services, long sales cycle, new product development, assimilating future acquisitions, maintaining relationships with customers and partners, and increased competition. For more details about the risks and uncertainties of the business, refer to the Company’s filings, with the Securities and Exchanges Commission. Cimatron undertakes no obligation to publicly update or revise any forward looking statements, whether as a result of new information, future events or otherwise.

      Company contact
      Ilan Erez, CFO
      Cimatron Ltd.
      972-3-531-2121
      ilane@cimatron.com

CIMATRON LIMITED
CONSOLIDATED STATEMENTS OF INCOME
(US Dollars in thousands, except for per share data)

	Three months ended		Six months ended
	June 30,		June 30,
	2005	2004	2005	2004
	(Unaudited)		(Unaudited)

Total revenue	5,033	6,107	10,605	11,477

Total cost of revenue	1,043	1,238	2,114	2,344

Gross profit	3,990	4,869	8,491	9,133

Research and development expenses, net	1,285	1,309	2,756	2,553

Selling, general and administrative expenses	3,902	3,499	7,918	6,598

Operating income (loss)	(1,197)	61	(2,183)	(18)

Net income (loss)	$(1,293)	$202	$(2,274)	$212

Net income (loss) per share - basic and diluted	$(0.17)	$0.03	$(0.29)	$0.03

Weighted average number of
shares outstanding - basic and diluted EPS
(in thousands)	7,835	7,835	7,835	7,835

CIMATRON LIMITED
CONSOLIDATED BALANCE SHEETS
(US Dollars in thousands)

	June 30,	December 31,
	2005	2004
	(Unaudited)	(Audited)

ASSETS
CURRENT ASSETS:
Total cash, cash equivalents and short-terms investments	$7,832	$8,092
Other current assets	6,552	6,902

Total current assets	14,384	14,994

Deposits with insurance companies and severance pay fund	2,496	2,946

Long-term investments	815	-

Net property and equipment	1,060	1,073

Total other assets	1,591	1,791

Total assets	$20,346	$20,804

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:

Total current liabilities	$6,903	$4,688

Accrued severance pay	2,834	3,268

Minority interest	32	-

Total shareholders' equity	10,577	12,848

Total liabilities and shareholders' equity	$20,346	$20,804

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CIMATRON LIMITED BY: /S/ Ilan Erez —————————————— Ilan Erez Chief Financial Officer

Dated: August 11, 2005